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VIA EDGAR AND HAND DELIVERY	File No. 025681-0058

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Peggy Fisher, Assistant Director Ruairi Regan Gary Todd Brian Cascio

Re:	Advanced Micro Devices, Inc. Amendment No. 2 to Preliminary Proxy Statement File No. 1-07882

Ladies and Gentlemen:

On behalf of Advanced Micro Devices, Inc. (the “Company” or “AMD”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s Preliminary Proxy Statement on Schedule 14A, which was initially filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2008 (as amended, the “Proxy Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 2, three of which have been marked to show changes from the initial filing of the Proxy Statement.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received by facsimile on December 16, 2008 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

December 22, 2008

General

1.	Please update the disclosure to reflect the amendment to the master transaction agreement, dated as of December 5, 2008. We may have further comments.

Response: In response to the Staff’s comment, the Company has updated its disclosure in Amendment No. 2 to reflect the Amendment to the Master Transaction Agreement, dated as of December 5, 2008.

2.	We note your response to prior comment 1. We also note that shareholder approval for the securities issuance is a condition to closing under the master transaction agreement, as noted on page 6, and shareholder will not have an opportunity to vote separately on the related transactions. As such, the solicitation to approve the securities issuance is also a solicitation with respect to the transactions contemplated under the master transaction agreement which cannot take place absent shareholder approval for the securities issuance. See Note A of Schedule 14A.

In addition, we note the disclosure describing the transactions that will be completed under the master transaction agreement on pages 7 and 24:

•	Assets with a book value of approximately $4 billion out of AMD’s approximately $9.8 billion in assets will be contributed to The Foundry Company;

•

ATIC will contribute $1.4 billion in cash to The Foundry Company in exchange for securities of The Foundry Company and will pay $700 million in cash to AMD in exchange for the transfer by AMD of 700,000 Class B Preferred Shares to ATIC; and

•	AMD will sell to WCH for approximately $314 million, 58 million shares of AMD common stock and warrants to purchase 30 million shares of AMD common stock at an exercise price of $.001 per share.

Given the significance of the transactions contemplated by the master transaction agreement, please include the requested pro forma financial information and historical financial statements of AMD in order to enhance the quality of disclosure, or provide a thorough analysis of why the registrant believes this information is not material for the exercise of prudent judgment by shareholders.

Response: In response to the Staff’s comment, the Company will address this comment in a separate response letter.

December 22, 2008

Our Purpose and Reasons for the Transactions, page 8

3.	We note your response to comment 3. Your basis for the first bullet appears inconsistent with your position that the financial statements will be consolidated. Please revise or advise.

Response: In response to the Staff’s comment, the Company has further clarified the language in the first bullet on page 8 of Amendment No. 2.

Opinion of Our Financial Advisor, page 10

4.	Expand to address whether you intend to get an updated fairness opinion in view of the changes to the terms of the transaction, and if so, expand to discuss the fairness opinion.

Response: In response to the Staff’s comment, the Company received an updated fairness opinion from the Company’s financial advisor, Merrill Lynch & Co., and the Transaction Oversight Committee of the Company’s board of directors has received an updated fairness opinion from its financial advisor, Morgan Stanley & Co. Incorporated, in view of the changes to the terms of the transaction. The Company has revised the disclosures in Amendment No. 2 to reflect the updated fairness opinions and has filed the updated fairness opinions as Annex A and Annex B to Amendment No. 2.

Financial Impact on Us of the Master Transaction Agreement, Including Our Issuance of the Shares, the Warrants and the Warrants Shares to WCH, page 10

5.	We reference your response to our prior comment 6 in the letter dated November 18, 2008. In addition, we note the disclosure on page 8 that ATIC has committed to provide additional equity funding to The Foundry Company of at least $3.6 billion and up to $6 billion over the 5 years after closing. We also note your disclosure that you will have the right, but not the obligation, to fund The Foundry Company in an amount pro-rata to your interest in the fully converted shares of The Foundry Company. Please provide your detailed analysis of how you concluded that you are the primary beneficiary of The Foundry Company as defined in FIN 46. Your analysis should address which party is obligated to absorb the majority of the expected losses or receive a majority of the expected residual returns of The Foundry Company and how this was determined. You should also address the impact of the changes in ownership percentages, as discussed in the form 8-K filed December 8, 2008. In addition, tell us your direct or indirect ability to make decisions that significantly affect the results of the activities of The Foundry Company. Please refer to paragraphs 14 and 17 of FIN 46.

Response: In response to the Staff’s comment, the Company has summarized the relevant arrangement terms and the basis for its conclusions that (1) The Foundry Company is a VIE under FIN 46(R) and (2) the Company is The Foundry Company’s primary beneficiary.

December 22, 2008

Description of the Agreements and Rights and Obligations

The Master Transaction Agreement contemplates that the Company, Advanced Technology Investment Company LLC (“ATIC”) and The Foundry Company will enter into a Shareholders’ Agreement. In addition, a Funding Agreement among the Company, ATIC and The Foundry Company provides for further equity funding of The Foundry Company by ATIC for a minimum of $3.6 billion and up to $6.0 billion over the five years after the closing of the transactions contemplated by the Master Transaction Agreement (the “Closing”), and a Wafer Supply Agreement between the Company and The Foundry Company that will govern the terms by which the Company will purchase products manufactured by The Foundry Company. The Foundry Company will manufacture semiconductor products using intellectual property transferred by the Company to The Foundry Company, and certain intellectual property licensed by the Company.

Master Transaction Agreement

Upon Closing, ATIC will contribute approximately $1.4 billion in cash to The Foundry Company in exchange for securities of The Foundry Company comprising: (i) one Class A Ordinary Share; (ii) 218,190 Class A Preferred Shares; (iii) 172,760 Class B Preferred Shares; (iv) $201,810,000 aggregate principal amount of Class A Convertible Notes; and (v) $807,240,000 aggregate principal amount of Class B Convertible Notes.

In addition, ATIC will pay $700 million in cash to the Company in exchange for the transfer by the Company to ATIC of 700,000 Class B Preferred Shares.

At the Closing, the Company will contribute to The Foundry Company the FoundryCo Assets (as defined in the Master Transaction Agreement, but generally ownership interests in fabrication facilities and other assets necessary for The Foundry Company to carry on its business, including the assumption of debt) in exchange for securities of The Foundry Company comprising: (i) one Class A Ordinary Share; (ii) 1,090,950 Class A Preferred Shares; and (iii) 700,000 Class B Preferred Shares, as well as the assumption of certain liabilities by The Foundry Company.

In addition, the Company will sell to West Coast Hitech L.P. (“WCH”) 58,000,000 shares of the Company’s common stock and warrants to purchase 35,000,000 shares of the Company’s common stock as described in the Proxy Statement. Upon issuance of the 58,000,000 shares at the Closing, WCH will hold approximately 16.05% of the Company’s common stock (based on 608,708,430 shares outstanding as of December 17, 2008) and be entitled to one seat on the Company’s board of directors.

December 22, 2008

Shareholders’ Agreement

The Foundry Company’s board of directors will be comprised of eight members, four appointed by ATIC and four by the Company. The Company and ATIC each have an initial 50% voting interest through a single Class A Ordinary Share. As such, joint approval is required for all significant operating and capital decisions, including (a) an initial five-year capital plan, (b) annual business plan, (c) changes in capital structure and (d) appointing or terminating The Foundry Company’s CEO and CFO.

The Class A Ordinary Shares are non-transferable and other securities of The Foundry Company may not be transferred without the consent of the other shareholder of The Foundry Company.

Funding Agreement

The Foundry Company must present its annual business plan to the board of directors for approval each November. In the event the board of directors does not approve the annual plan within a certain time frame, the Funding Agreement sets forth procedures by which a resolution to any deadlock may be obtained, and the conditions under which ATIC may continue its funding commitments despite the deadlock.

At each equity funding, the equity securities to be issued by The Foundry Company will consist of 20% Class A Preferred Shares and 80% Class B Preferred Shares. Under certain circumstances, The Foundry Company will issue convertible notes to ATIC in lieu of Class A and Class B Preferred Shares. The aggregate amount of equity funding to be provided by the shareholders in any fiscal year depends on the time period of such funding (Phase I, II, or III) and the amounts set forth in the five-year capital plan.

The Foundry Company is required to obtain specified third-party debt in any given year, as set forth in the five-year capital plan. To the extent The Foundry Company obtains more than the specified amount of third-party debt, ATIC may reduce it funding commitment accordingly. To the extent The Foundry Company is unable to obtain the full amount of third-party debt, ATIC is not obligated to make up the difference.

The Company has the right, but not the obligation, to provide additional capital funding to The Foundry Company in response to future capital calls on a pro rata basis with ATIC. To the extent the Company chooses not to participate in an equity funding, ATIC is obligated to purchase all of the securities of The Foundry Company in such equity funding that the Company was entitled to purchase.

December 22, 2008

During each Phase, ATIC’s obligation to provide funding is subject to certain conditions. The conditions with respect to Phase I generally require the Company’s compliance with certain representations and covenants. Phase II provides for certain additional conditions related to certain business milestones, and Phase III provides that, in addition to the conditions for Phase I, ATIC’s obligation to provide funding is subject to approval of the annual business plan for that fiscal year.

There are various deadlock resolution procedures, as described in the Proxy Statement and Funding Agreement, which must be followed during each Phase of the Funding Agreement. Failure to resolve a deadlock could ultimately result in the winding up of The Foundry Company.

Wafer Supply Agreement

Pursuant to the Wafer Supply Agreement, the Company will purchase all of its microprocessor unit (“MPU”) products from The Foundry Company, subject to limited exceptions. Accordingly, The Foundry Company is an integral part of the Company’s business. The Company may use another foundry as a second source for certain of its quarterly MPU product wafer requirements, and may source additional amounts from such foundry to the extent The Foundry Company is unable to deliver products to the Company sufficient to meet the Company’s material customer commitments.

Once The Foundry Company establishes a 32 nm qualified process, the Company will purchase from The Foundry Company, where competitive, specified percentages of its graphics processor unit (“GPU”) requirements, which percentage will increase linearly over a five-year period. The Company agrees not to sell, transfer or dispose of all or substantially all of its assets related to GPU products and related technology to any third party without The Foundry Company’s consent, unless the transferee agrees to be bound by the terms of the Wafer Supply Agreement with respect to GPU products.

After reviewing forecasts provided by the Company, The Foundry Company will allocate such additional capacity sufficient to produce the MPU product volumes set forth in rolling, binding forecasts. The parties will establish capacity requirements in advance for GPU products.

The price for MPU products is related to a certain percentage of The Foundry Company MPU-specific total cost of goods sold (i.e., cost-plus). The price for GPU products will be determined on a product-by-product basis by the parties. The Company will also be responsible for certain other cost reimbursements to The Foundry Company.

The Wafer Supply Agreement will be in effect no longer than 15 years after the Closing.

December 22, 2008

Accounting Discussion

The Company first evaluated whether WCH is a related party to the Company. The Company observed that Statement 57 provides that owners of more than 10% of the voting interests of an enterprise are considered principal owners and thus related parties. Upon issuance of the Company’s shares on Closing, WCH will own approximately 16.05% of the Company’s outstanding voting stock (based on 608,708,430 shares outstanding as of December 17, 2008) and thus is a related party of the Company. Because ATIC and WCH are entities under common control, ATIC is a related party of the Company.

While it believes that The Foundry Company is a business, the Company did not apply FIN 46(R)’s paragraph 4(h) scope exception because, while The Foundry Company is a joint venture, the Company’s related party (ATIC) participated significantly in its design. As such, the condition in paragraph 4(h)(1) was not met and The Foundry Company was evaluated as a potential VIE requiring consolidation.

The Company focused on paragraph 5(c)’s criteria. The Company and ATIC will each initially control 50% of the voting rights. However, based on the Company’s evaluation, ATIC’s obligation to absorb The Foundry Company’s expected losses is greater than 50%. While ATIC has initially provided more funding to The Foundry Company, the Class A Convertible Notes, Class B Convertible Notes and the Class B Preferred Shares (which accrete in value at a rate of 12%) are senior to ATIC’s and the Company’s Class A Preferred Shares (of which the number of the Company’s Class A Preferred is five times greater than the number of ATIC’s Class A Preferred).

While ATIC’s economic interest will increase as it provides additional funding pursuant to the terms of the Funding Agreement, because the Company does not currently expect to participate in any of the future capital calls, ATIC would receive four Class B Preferred Shares for each Class A Preferred Share. However, because of the seniority of Class B Preferred Shares and accretion rights, it will absorb less of The Foundry Company’s expected losses than the Class A Preferred Shares, of which the Company is the majority owner.

Although a portion of ATIC’s interests are senior to the Company’s, the Company believes that, based on the relative sizes of the Company’s and ATIC’s at-risk investments, ATIC has disproportionately few voting rights compared to its obligation to absorb The Foundry Company’s expected losses. (The Company respectfully observes that, in any case, either the Company or ATIC has disproportionately fewer voting rights given the capital structure and the related waterfall of The Foundry Company does not provide for equal sharing of expected losses among the two parties, causing condition 5(c)(1) to be met).

Because the Company and The Foundry Company are related parties (as previously described), substantially all of The Foundry Company’s activities are conducted on behalf of ATIC and its related parties (the Company), as these are the only two variable interest holders in The Foundry Company, and 100% of The Foundry Company’s output is being acquired by the Company. As a result, The Foundry Company is a VIE.

December 22, 2008

As noted above, the Company and ATIC are related parties pursuant to Statement 57. The Company further noted that, pursuant to paragraph 16(d)(1) of FIN 46(R), the Company and ATIC would be considered de facto agents because neither investor can sell, transfer or encumber its interests in The Foundry Company without the prior approval of the other investor.

Because the related party group holds variable interests in The Foundry Company, and the aggregate variable interests held by that group would, if held by a single party, identify that party as the primary beneficiary, the Company evaluated paragraph 17’s criteria to determine which party in the related party group is most closely associated with The Foundry Company. FIN 46(R) lists factors that should be considered, but does not identify any single factor as determinative. The Company considered the following factors in identifying the primary beneficiary:

•	The Company does not believe there is a principal/agent relationship between ATIC and the Company. Each company is a principal with respect to its investment in The Foundry Company.

•	When assessing the relationship and significance of a VIE’s activities to the members of a related party group, the Company observed that :

•	Both investors significantly influenced the design and the determination of the operations, products and services.

•	Both members have the ability, through their individual variable interest(s), to directly or indirectly make decisions that have a significant effect on the success of the VIE’s activities.

•

The operations of the Company are substantially similar to those of The Foundry Company. The Company believes the fact that it will transfer all of its MPU wafer manufacturing facilities to The Foundry Company, on which it is relying to provide needed inputs to the Company’s products, evidences this.

•	The Company believes its variable interest is a more substantial portion of its total assets than ATIC/WCH’s variable interest is to its total assets.

•

The products produced by The Foundry Company are significant inputs to the Company’s operations because for at least the next three years, the Company will be sourcing substantially all of its MPU wafers from The Foundry Company.

December 22, 2008

•	The Company has licensed intellectual property to The Foundry Company that enables its operations.

•

The Company also considered the investors’ exposure to the expected losses of The Foundry Company. The Company notes that while ATIC has downside protection through the operation of the accretion terms in the Class B Preferred Shares, it is contractually obligated to provide a minimum level of funding and the Company has no further capital funding obligations.

•	The Company believes that the design of The Foundry Company is, at least for the next couple of years, substantively a continuation of the Company’s current fab operations in Germany.

The Company believes that determining the party that is most closely associated with The Foundry Company requires judgment, requiring the consideration of all facts and circumstances. While ATIC absorbs more expected losses than the Company, the Company believes that The Foundry Company will initially be an extension of itself. Indeed, the Company contributed all of The Foundry Company’s non-cash assets, including the license to intellectual property, without which The Foundry Company would not be able to operate. Moreover, it is expected that initially, the Company will purchase all of The Foundry Company’s output. Based on the all of these factors and for the reasons previously described, the Company determined that it is most closely associated with The Foundry Company.

The Company recognizes that, in the future, reconsideration events could occur, potentially resulting in the need for the Company to deconsolidate The Foundry Company.

Form 10-Q for the quarterly period ended September 27, 2008

Condensed Consolidated Financial Statements

Note 10. Fair Value Measurements, page 14

6.	We reference your response to our prior comment 11 in the letter dated November 18, 2008. Please clarify each of the specific factors you considered in determining that your auction rate securities should be classified as short-term marketable securities and included in current assets. Your response should clearly indicate your basis in the accounting literature for classification as current assets. Please also tell us whether you have been informed of any plans for future redemptions of these securities. You should also clarify the reference to “other channels” through which you reasonably expect to sell the auction rate securities. Please tell us whether any of these channels exist or why you reasonably believe that these channels will be developed during the next 12 months.

December 22, 2008

Response: In response to the Staff’s comment, the Company’s basis in the accounting literature for classification as current assets is Accounting Research Bulletin 43. Under Accounting Research Bulletin 43, Chapter 3, for accounting purposes, the term “current assets” is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business, or one year if there are several operating cycles occurring within a year. As indicated in paragraph 2, the Committee on Accounting Procedure also believed that previous definitions of current assets tended to be overly concerned with whether the assets may be immediately realizable. While these auction rate securities are not immediately realizable given the current illiquidity of the market, the Company reasonably expects these securities will be realized in cash in the next 12 months.

The specific factors the Company considered in determining that its auction rate securities should be classified as short-term marketable securities and included in current assets are as follows:

•	The Company has had redemptions totaling $26 million throughout the period of failed auctions, including $8 million so far during the fourth quarter of fiscal 2008.

•

The Company is receiving above market rates of interest on the auction rate securities without any default (i.e. the issuers are creditworthy so they are able to refinance). Therefore, the Company believes that issuers have an incentive to refinance because of the higher interest rate compared with market rates, as demonstrated by the redemptions the Company received this year due to refinancings.

•	Federal and state governments are stepping in to provide guaranteed student loans, as well as purchasing the loans, which the Company believes will create a future market for these securities.

•

In informal discussions with staff members at brokerage firms, the Company has been informed that brokerage firms continue in their efforts to create a new market for these securities by working with issuers to refinance the existing instruments into a new form of security or reducing the maturity to attract investors.

The Company has not been informed of any specific plans for future redemptions of these securities. The Company is also not aware of other channels that may exist other than those mentioned above.

December 22, 2008

The Company will continue to monitor the market for its auction rate securities and, if future circumstances warrant, the Company will reclassify its auction rate securities as non-current assets in future filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

7.	We reference your response to our prior comment 15 in the letter dated November 18, 2008. Please clarify your basis in GAAP for including the $193 million from the sale of 200 millimeter equipment in cost of sales in the second quarter of 2008. In addition, tell us how your accounting treatment is consistent with the guidance in paragraphs 84, 85 and 87 of CON No. 6. Please clarify why you believe that paragraph 45 of SFAS 144 as referenced in your response supports this treatment since this literature only discusses recording a long-lived asset classified as held for sale in income from continuing operations.

Response: In response to the Staff’s comment, the Company respectfully submits that it has reviewed paragraphs 84, 85 and 87, as well as paragraph 86, of CON No. 6 and notes that this accounting literature addresses the characteristics of gains or losses but does not address where specifically these gains or losses should be classified on the statement of operations. Paragraph 85 indicates that some transactions are the net result of comparing proceeds and carrying values in peripheral or incidental transactions with other parties and would result in gains or losses. It cites disposals of equipment as an example. Paragraph 86 indicates that gains and losses may also be described as operating or non-operating depending on their relation to an entity’s major ongoing or central operations. Based on this literature, the Company believes it was most appropriate to classify the excess of proceeds over carrying value of the equipment sold as a gain in operations, since it was based on peripheral transactions and the periodic disposal of equipment is related to the Company’s ongoing and central operations. Furthermore, the Company continues to believe that paragraph 45 of SFAS 144, which states, “A gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a component of an entity shall be included in income from continuing operations in the statement of

December 22, 2008

activities…,” does provide relevant guidance for the classification of gains or losses on the disposal of any long-lived asset, regardless of those assets’ classification as held-for-sale, held-for-disposal or held-for-use in the balance sheet. As indicated in the Company’s previous response, the assets involved represent manufacturing equipment. The depreciation for these assets had been recorded in cost of sales on the statement of operations, and therefore, when the assets were sold, the gain was also recorded in costs of sales. In the absence of literature that specifically precludes it, and in consideration of the related disclosures contained in the Company’s filing, the Company believes such classification was reasonable and appropriate.

Contractual Obligations, page 33

8.	We reference your response to our prior comment 16 in the letter dated November 18, 2008. Please provide your analysis of how you determined that the capped call meets the criteria of EITF 00-19 for classification as an equity transaction. In addition, tell us whether you have any future obligations related to the capped call.

Response: In response to the Staff’s comment, in connection with the issuance of the 6.00% Notes on April 24, 2007, the Company purchased a capped call instrument (the “Capped Call”) for approximately $182 million with respect to its common stock with Lehman Brothers OTC Derivatives Inc. as the counterparty, represented by Lehman Brothers Inc. (“Lehman Brothers”). The Capped Call had an initial strike price $28.08 per share, subject to certain adjustments, which matches the initial conversion price of the 6.00% Notes, and a cap price of $42.12 per share. The Capped Call was intended to reduce the potential dilution upon conversion of the 6.00% Notes. The filing by Lehman Brothers of a voluntary Chapter 11 bankruptcy petition in October 2008 constituted an “event of default” under the Capped Call, giving the Company the immediate right to terminate the transaction and entitling the Company to claim reimbursement for the loss incurred. The Company delivered a notice of termination of the Capped Call to Lehman Brothers on December 15, 2008, thereby terminating the Capped Call.

In determining whether the Capped Call would be classified as equity, the Company reviewed its terms and characteristics to ensure that it satisfied the conditions of EITF 00-19. EITF 00-19 imposes certain conditions for equity classification of freestanding derivative contracts that must be met to conclude that such instruments need not be accounted for separately as derivatives pursuant to SFAS 133. Those conditions, as described in paragraphs 12-32 of EITF 00-19, are discussed as follows:

(A) The contract permits the company to settle in unregistered shares.

The Capped Call provided the Company with the right to buy back its own shares at stated prices. Regardless of the price of the Company’s stock at the time of exercise of these options, the settlement of the Capped Call would always have resulted in net shares going to the Company. The Company would not have had any obligation to actually deliver shares under the terms of this contract. Therefore, this condition is not applicable.

December 22, 2008

(B) The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

This condition is not applicable, as noted above. The Company had no obligation to deliver shares under this contract.

(C) The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

This condition is not applicable, as noted above. The Company had no obligation to deliver shares under this contract.

(D) There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

This condition is not applicable. There were no such cash payments in the contract. The Company was the counterparty (i.e., it would have received shares).

(E) There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

This condition is not applicable. The Company was the counterparty (i.e., it would have received shares).

(F) The contract cannot include any provisions that could require net-cash settlement, other than in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

There are no circumstances under which net-cash settlement would have been required.

(G) There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There were no such provisions in the contract.

(H) There is no requirement in the contract to post collateral at any point or for any reason.

No collateral was required for this transaction.

December 22, 2008

Based on the assessment above of the conditions in EITF 00-19 (paragraphs 12-32) for equity classification, the Company concluded that the Capped Call would be appropriately classified as an equity instrument (rather than an asset or liability) and would, therefore, be excluded from the scope of SFAS 133 derivative accounting.

The Company also respectfully submits that it does not have any future obligations related to the Capped Call as of September 30, 2008 and it terminated the Capped Call on December 15, 2008, as noted above.

* * *

In connection with this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/    Tad J. Freese

Tad J. Freese

of LATHAM & WATKINS LLP

cc:	Derrick R. Meyer, Advanced Micro Devices, Inc.

Harry A. Wolin, Advanced Micro Devices, Inc.

Katy Wells, Advanced Micro Devices, Inc.

Faina Medzonsky, Advanced Micro Devices, Inc.